Filed by Energy Partners, Ltd.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Stone Energy Corporation
Commission File No.: 1-12074

News Release	Energy Partners, Ltd. 201 St. Charles Avenue, Suite 3400 New Orleans, Louisiana 70170 (504) 569-1875

EPL Provides Update on Drilling Operations and Schedules
Conference Call to Discuss Second Quarter Results

Four Exploratory Successes on Shelf and Onshore

NEW ORLEANS, July 19, 2006 (BUSINESS WIRE) -- Energy Partners, Ltd. ("EPL") (NYSE:EPL) today provided an update on drilling operations, including recent exploratory results and current operations. Among other well updates, the Company announced four exploratory successes on the Shelf and onshore. For the year to date, the Company has drilled eleven discoveries out of fifteen exploratory tests in the Gulf of Mexico and onshore in the Gulf Coast region, including two discoveries in the deepwater Gulf of Mexico. The Company also announced it will host a conference call to review second quarter 2006 results on Wednesday, August 9, 2006 at 8:30 A.M. central time.

Shelf

At Eugene Island 312, the #1 well, drilled to a total depth of 8,110 feet and encountered approximately 70 feet of apparent high quality natural gas pay in a single interval. The #1 well, which was a moderate risk, moderate potential well, is expected to be on line by mid-year 2007. Hunt Petroleum (AEC), Inc. (“Hunt”), the operator, holds a 60% working interest in the well and EPL holds the remaining 40%.

The Company also announced an exploratory success in the South Timbalier 41/42 area with the South Timbalier 42 #2 well. This well successfully encountered its intended four development objectives and in addition found two new pay intervals in that section of the well. This moderate risk, moderate potential well drilled to a total depth of 19,500 feet and encountered a total of 150 feet of high quality apparent oil and natural gas pay. The Company said that the well encountered better than predicted pay intervals in both number and footage, and as a result will add new reserves this year. After securing all pay intervals by running casing, an attempt to drill deeper to test additional exploratory potential was aborted due to adverse hole conditions. The next planned exploratory well in this area, the high potential South Timbalier 42 #3, will target sands deeper than those tested in the South Timbalier 42 #2. This most recent well marks the seventh success in seven exploratory tests in the South Timbalier 41/42 area since the first well was drilled in 2003. Both this new well and last year’s discovery, the South Timbalier 42 #1, are expected be on line in the third quarter of 2006. EPL, the operator, holds a 60% working interest in the well and Kerr-McGee Corp. (NYSE:KMG) holds the remaining 40%.

In the Greater Bay Marchand area, the SB15#3st well, drilled to a total depth of 11,306 feet and encountered approximately 100 feet of apparent high quality oil pay in a single interval. The well, which was a low risk, moderate potential well, is expected to be on line later this year. EPL holds a 27% working interest in the well.

In addition, the Company announced the high potential, high risk well at West Cameron 25 did not encounter hydrocarbons. The well, in which the Company held a 100% working interest, was drilled to a total depth of 11,373 feet. EPL expects to recognize approximately $8.6 million in exploration expense in the second quarter of 2006 attributable to this well.

EPL currently has exploratory tests underway on the Shelf at East Cameron 109 and East Cameron 46.

Onshore

Onshore in south Louisiana, the Company drilled a successful exploratory test in the Little Lake area. This low risk, moderate potential well is expected on line later this year. This well marks the fourteenth exploratory success of eighteen tests for the Company since the south Louisiana onshore program began on the acreage acquired in early 2005.

Current drilling operations continue at EPL’s high risk, high potential Lakeside prospect, that is currently at 14,205 feet and progressing to its intended total depth.

Richard A. Bachmann, EPL’s Chairman and CEO, commented, “We are pleased that our drilling program continues to be on track in what is proving to be an exciting year for us. While we are quickly moving forward with the pending acquisition of Stone Energy Corporation (NYSE: SGY), which is set to close early in the fourth quarter, we continue to focus on growth through the drill bit by maintaining an active exploratory drilling program in order to deliver value to our shareholders.”

Second Quarter 2006 Conference Call

The Company announced it will host a conference call to review second quarter 2006 results on Wednesday, August 9, 2006 at 8:30 A.M. central time. The Company will issue a press release on the same morning before the call covering results for the quarter. On the call, management will discuss operational and financial results and also provide an update on guidance for 2006.

To participate in the EPL conference call, callers in the United States and Canada can dial (877) 612-5303 and international callers can dial (706) 634-0487. The Conference I.D. for callers is 3313134.

The call will be available for replay beginning two hours after the call is completed through midnight of August 14, 2005. For callers in the United States and Canada, the toll-free number for the replay is (800) 642-1687. For international callers the number is (706) 645-9291. The

Conference I.D. for all callers to access the replay is 3313134.

The conference call will be webcast live as well as for on-demand listening at the Company's web site, www.eplweb.com. Listeners may access the call through the "Conference Calls" link in the Investor Relations section of the site. The call will also be available through the CCBN Investor Network.

Founded in 1998, EPL is an independent oil and natural gas exploration and production company based in New Orleans, Louisiana. The Company’s operations are focused along the U. S. Gulf Coast, both onshore in south Louisiana and offshore in the Gulf of Mexico.

Forward Looking Statements & Additional Information

This press release contains forward-looking information regarding EPL and Stone that is intended to be covered by the safe harbor “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. All statements included in this press release that address activities, events or developments that EPL or Stone expects, believes or anticipates will or may occur in the future are forward-looking statements. These include statements regarding:

• completion of the proposed merger,
• effective integration of the two companies,
• reserve and production estimates,
• oil and gas prices,
• the impact of derivative positions,
• production expense estimates,
• cash flow estimates,
• future financial performance,
• planned capital expenditures, and
• other matters that are discussed in EPL’s and Stone’s filings with the SEC.

These statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties, and other factors that may cause actual results and performance to be materially different from any future results or performance expressed or implied by these forward-looking statements. Please refer to EPL’s and Stone’s filings with the SEC, including each company’s Form 10-K for the year ended December 31, 2005, for a discussion of these risks.

EPL AND STONE WILL FILE A JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS WITH THE SECURITIES AND EXCHANGE COMMISSION. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION REGARDING EPL, STONE AND THE ACQUISITION. A DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS WILL BE SENT TO SECURITY HOLDERS OF EPL

AND STONE SEEKING THEIR APPROVAL OF THE ACQUISITION.

The documents filed with the SEC by EPL may be obtained free of charge from EPL’s website at www.eplweb.com or by directing a request to: Energy Partners, Ltd., 201 St. Charles Avenue, Suite 3400, New Orleans, Louisiana 70170, Attn: Secretary, (504) 569-1875. In addition, the documents filed with the SEC by Stone may be obtained free of charge from Stone website at www.stoneenergy.com or by directing a request to: Stone Energy Corporation, 625 E. Kaliste Saloom Road, Lafayette, Louisiana 70508, Attn: Kenneth Beer, (337) 237-0410. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed acquisition.

EPL, Stone and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of EPL and Stone in favor of the acquisition. Information about the executive officers and directors of EPL and their direct or indirect interests, by security holdings or otherwise, in the acquisition will be set forth in the proxy statement-prospectus relating to the acquisition when it becomes available. Information about the executive officers and directors of Stone and their direct or indirect interests, by security holdings or otherwise, in the acquisition will be set forth in the proxy statement-prospectus relating to the acquisition when it becomes available.

Contacts

Investors:

T.J. Thom (504-799-4830) / Al Petrie (504-799-1953)
Energy Partners Ltd.

Media:

Eden Abrahams / Steve Frankel (212-355-4449)
Joele Frank, Wilkinson Brimmer Katcher

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